SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 15, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

4Q16 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2016

Buenos Aires, Argentina, February 15, 2017 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2016 (“4Q16”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.7 billion in 4Q16. This result was 4% higher than the Ps.1.6 billion posted in the third quarter of 2016 (“3Q16”). In 4Q16, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 34.1% and 5.2%, respectively. Net Income of Ps.6.5 billion in 2016 was 31% higher than net income in 2015.

• In 4Q16, Banco Macro’s financing to the private sector grew 14% or Ps.10.5 billion quarter over quarter (“QoQ”) totaling Ps.86.9 billion and increased 38% or Ps. 24 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents and Mortgages stand out, which grew 19% and 22% QoQ, respectively. Meanwhile within consumer loans, credit cards and personal loans rose 16% and 9% QoQ, respectively. As of December 2016, the “Credit Line for Productive Financing and Financial Inclusion”, totaled Ps. 5.5 billion. Banco Macro´s market share over private sector loans reached 8.1% as of 4Q16, increasing 50bp compared to 4Q15.

• In 4Q16, Banco Macro’s total deposits grew 10% QoQ, totaling Ps.111.9 billion and representing 84% of the Bank’s total liabilities. Private sector deposits grew 17% QoQ. Banco Macro´s market share over private sector deposits reached 6.8% as of 4Q16, increasing 40bp compared to 4Q15.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.17.5 billion (22.1% regulatory capitalization ratio – Basel III). In addition, the Bank’s liquid assets remained at an adequate level, reaching 47.6% of its total deposits in 4Q16.

• In 4Q16, the Bank’s non-performing to total financing ratio was 1.14% and the coverage ratio reached 176.51%.

4Q16 Earnings Release Conference Call Thursday, February 16, 2017 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentina Toll Free: (0800) 444 2930

Participants Dial In (Toll Free): +1 (844) 839 2185

Participants International Dial In:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 02/16/2017 through 03/02/2017	Ines Lanusse Head of Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Head of Investor Relations).

4Q16 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q16 Earnings Release

Results

Earnings per outstanding share were Ps.2.90 in 4Q16, 4% higher than in 3Q16 and 14% lower than 4Q15.

EARNINGS PER SHARE	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Net income (M $)	1,966.9	1,407.6	1,805.3	1,632.6	1,695.3	5,009.9	6,540.8	31%
Average shares issued (M)	584.5	584.5	584.5	584.5	584.5	584.5	584.5	0%
Book value per issued share ($)	27.16	30.20	32.13	34.92	37.82	27.2	37.8	39%
Earnings per outstanding share ($)	3.37	2.41	3.09	2.79	2.90	8.57	11.19	31%

Book value per issued ADS (USD)	20.89	20.71	21.53	22.88	23.86	20.9	23.9	14%
Earnings per outstanding ADS (USD)	2.59	1.65	2.07	1.83	1.83	6.59	7.06	7%

Banco Macro’s 4Q16 net income of Ps.1.7 billion, was 4% or Ps.62.7 million higher than the previous quarter and 14% or Ps.271.6 million lower YoY.

In 2016 Banco Macro´s net income was Ps.6.5 billion, 31% higher than the Ps.5.0 billion posted in 2015. This result represented a ROAE and ROAA of 34.1% and 5.2% respectively.

The operating result for 4Q16 was Ps.2.6 billion, increasing 3% or Ps.75.7 million QoQ. Had Income from government and private securities and income on guaranteed loans and in CER adjustments been excluded, operating result would have been 15% higher than the 3Q16 result.

In 2016, the operating result of Ps.10 billion was 32% higher than the result of 2015.

It is important to emphasize that this result was obtained with a leverage of 7x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Net financial income	3,710.8	3,265.3	4,154.9	3,972.2	4,242.1	11,266.4	15,634.5	39%
Provision for loan losses	-320.0	-178.2	-298.5	-242.4	-354.0	-877.1	-1,073.1	22%
Net fee income	1,248.1	1,162.1	1,272.6	1,398.0	1,532.2	4,400.6	5,364.9	22%
	4,638.9	4,249.2	5,129.0	5,127.8	5,420.3	14,789.9	19,926.3	35%
Administrative expenses	-2,003.7	-2,120.9	-2,437.0	-2,598.0	-2,814.8	-7,225.9	-9,970.7	38%
Operating result	2,635.2	2,128.3	2,692.0	2,529.8	2,605.5	7,564.0	9,955.6	32%
Minority interest in subsidiaries	-9.8	-10.6	-14.7	-12.6	-16.7	-35.4	-54.6	54%
Net other income	7.7	52.3	100.2	17.4	-52.7	-33.0	117.2	-455%
Net income before income tax	2,633.1	2,170.0	2,777.5	2,534.6	2,536.1	7,495.6	10,018.2	34%
Income tax	-666.2	-762.4	-972.2	-902.0	-840.8	-2,485.7	-3,477.4	40%
NET INCOME	1,966.9	1,407.6	1,805.3	1,632.6	1,695.3	5,009.9	6,540.8	31%

The Bank’s 4Q16 financial income totaled Ps.7.6 billion, increasing 2% (Ps.159.7 million) compared to 3Q16 and increasing 19% (Ps.1.2 billion) YoY.

In 2016, financial income totaled Ps.28.9 billion, 44% higher than in 2015.

Interest on loans represented 77% of total financial income in 4Q16. Interest on loans was 4% or Ps.237.4 million higher than 3Q16’s level due to an 11% higher average volume of the loan portfolio and a decrease in the average interest lending rates of 170bp. On an annual basis, interest on loans grew 33% or Ps.1.4 billion.

3

4Q16 Earnings Release

In 2016, interest on loans totaled Ps.21.6 billion, 43% higher than in 2015.

In 4Q16, net income from government and private securities decreased 2% or Ps.25.5 million QoQ, mainly due to less income from government and private securities, which was partially compensated with an increase in LEBACs income. On an annual basis, net income from government and private securities grew 8% or Ps.117.8 million.

In 2016, net income from government and private securities of Ps.6.2 billion, grew 56% compared to 2015.

In the quarter, a decrease of 23% or Ps.20.1 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment increased Ps.35.1 million.

Income from differences in quoted prices of gold and foreign currency decreased 13% or Ps.13.5 million QoQ mainly due to lower foreign currency position (mostly more deposits and Notes). On an annual basis, a decrease of 77% or Ps.292.3 million was experienced.

Also in the quarter, other financial income decreased 32% or Ps.17.9 million compared to 3Q16 mainly due to less premiums on reverse repurchase agreements. On an annual basis, a decrease of 63% or Ps.63.1 million was experienced.

FINANCIAL INCOME	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Interest on cash and due from banks	0.1	0.3	0.4	0.4	0.1	0.2	1.2	500%
Interest on loans to the financial sector	14.1	32.8	55.5	71.8	88.0	88.0	248.1	182%
Interest on overdrafts	397.1	520.3	652.9	670.7	650.5	1,407.0	2,494.4	77%
Interest on documents	350.7	395.4	373.1	390.9	399.7	1,146.2	1,559.1	36%
Interest on mortgages loans	169.4	184.9	184.5	183.8	176.6	556.6	729.8	31%
Interest on pledges loans	102.9	100.5	89.7	84.2	86.3	385.0	360.7	-6%
Interest on credit cards loans	737.7	919.3	1,012.6	977.9	1,041.1	2,646.1	3,950.9	49%
Interest on financial leases	22.6	23.5	23.9	21.9	20.6	81.7	89.9	10%
Interest on other loans	2,568.9	2,784.9	2,921.3	3,157.8	3,333.6	8,811.8	12,197.6	38%
Net Income from government & private securities (1)	1,465.2	1,015.6	2,015.7	1,608.5	1,583.0	3,985.9	6,222.8	56%
Interest on other receivables from financial interm.	0.5	1.2	1.4	2.0	1.6	4.1	6.2	51%
Income from Guaranteed Loans - Decree 1387/01	6.6	7.0	7.7	10.1	8.9	25.1	33.7	34%
CER adjustment	24.9	56.9	64.7	76.6	57.7	58.5	255.9	337%
CVS adjustment	0.3	0.2	0.2	0.2	0.2	0.7	0.8	14%
Difference in quoted prices of gold and foreign currency	379.2	258.8	70.8	100.4	86.9	653.1	516.9	-21%
Other	100.9	117.6	56.2	55.7	37.8	259.1	267.3	3%
Total financial income	6,341.1	6,419.2	7,530.6	7,412.9	7,572.6	20,109.1	28,935.3	44%

(1) Net Income from government & private securities
LEBACs	537.6	664.2	1,079.0	1,101.9	1,200.8	2,132.6	4,046.0	90%
Other Govermnet Securities	633.7	223.2	715.3	357.9	306.3	1,420.3	1,602.7	13%
Local Shares	346.9	57.0	138.1	103.2	25.3	295.7	323.6	9%
Others	-53.0	71.2	83.3	45.5	50.5	137.3	250.5	82%
Total	1,465.2	1,015.6	2,015.7	1,608.5	1,583.0	3,985.9	6,222.8	56%

The Bank’s 4Q16 financial expense totaled Ps.3.3 billion, decreasing 3% (Ps.110.2 million) compared to the previous quarter and increasing 27% (Ps.700.2 million) compared to 4Q15.

In 2016, financial expense totaled Ps.13.3 billion, 50% higher than in 2015.

In 4Q16, interest on deposits represented 74% of the Bank’s total financial expense, decreasing 9% or Ps.247.2 million QoQ. This decrease was mainly driven by a decrease of 330bp in the average time deposit interest rate, which was partially compensated with a 7% increase of the average volume of time deposits. On a yearly basis, interest on deposits grew 22% or Ps.451.7 million.

In 2016, interest on deposits totaled Ps.10.4 billion, 53% higher than in 2015.

4

4Q16 Earnings Release

Other financial expense grew 12% or Ps.67 million QoQ mainly due to higher provincial taxes and increased 54% or Ps.227.4 million YoY.

FINANCIAL EXPENSE	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Interest on saving accounts	20.8	20.7	22.9	22.8	23.5	68.2	89.9	32%
Interest on time deposits	2,003.8	2,453.6	2,676.6	2,700.7	2,452.8	6,704.9	10,283.7	53%
Interest on interfinancing received loans	1.1	1.0	0.1	0.7	1.2	7.0	3.0	-57%
Interest on other financing from the finan. institu.	0.0	0.1	0.2	0.2	-0.5	0.0	0.0	0%
Interest on subordinated bonds	37.8	53.6	51.3	55.1	117.2	136.2	277.2	104%
Other Interest	0.6	0.9	1.4	1.1	0.8	2.6	4.2	62%
Interest on other liabilities from fin intermediation	26.4	35.7	34.9	36.3	38.9	96.0	145.8	52%
CER adjustment	0.9	3.5	2.7	3.0	2.9	4.6	12.1	163%
Contribution to Deposit Guarantee Fund	117.1	96.4	35.5	38.6	44.5	418.4	215.0	-49%
Other	421.8	488.4	550.1	582.2	649.2	1,404.8	2,269.9	62%
Total financial expense	2,630.3	3,153.9	3,375.7	3,440.7	3,330.5	8,842.7	13,300.8	50%

As of 4Q16, the Bank’s accumulated net interest margin was 18.2%, slightly lower than the 18.5% posted in 3Q16 and wider than the 17.9% posted in 4Q15. Had income from government and private securities and guaranteed loans been excluded, the Bank’s accumulated net interest margin would have been 15.3% in 4Q16, wider than the 15.2% in 3Q16 and slightly lower than the 15.6% posted in 4Q15.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	4Q15		1Q15		2Q16		3Q16		4Q16
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	15,031.4	31.1%	17,185.8	20.9%	20,414.7	35.4%	22,933.0	25.4%	25,904.9	23.2%
Loans	58,579.2	29.8%	63,168.6	32.0%	65,811.0	32.9%	72,253.9	31.1%	80,012.5	29.2%
Private Sector	58,079.2	29.8%	62,398.6	31.8%	64,943.9	32.7%	71,261.2	30.8%	78,975.2	29.1%
Public Sector	500.0	28.0%	770.0	48.2%	867.1	49.3%	992.7	49.6%	1,037.3	35.2%
Financial trusts	207.9	28.1%	364.3	30.7%	497.8	35.9%	394.9	31.0%	393.5	35.3%
Other interest-earning assets	3,524.4	37.6%	4,385.6	15.2%	3,875.8	24.4%	3,535.9	19.0%	2,586.2	11.4%
Total interest-earning assets	77,342.9	30.4%	85,104.3	28.9%	90,599.3	33.1%	99,117.7	29.3%	108,897.1	27.3%

Non interest-earning assets	20,573.3		25,301.3		26,166.1		29,986.8		38,880.4
Total Average Assets	97,916.2		110,405.6		116,765.4		129,104.5		147,777.5

Interest-bearing liabilities
Checking accounts (*)	2,037.7	0.0%	2,802.8	0.0%	2,838.4	0.0%	2,783.8	0.0%	1,727.6	0.0%
Saving accounts (*)	13,230.6	0.6%	14,109.8	0.6%	14,940.7	0.6%	17,288.7	0.5%	20,217.1	0.5%
Time deposits (*)	34,920.2	22.8%	42,577.3	23.2%	45,867.7	23.5%	51,054.3	21.1%	54,751.6	17.8%
Corporate Bonds	2,608.4	9.3%	3,700.1	9.4%	3,645.3	9.2%	3,831.8	9.3%	7,561.5	8.0%
BCRA	6.9	8.6%	5.4	8.4%	3.7	8.2%	1.2	5.2%	0.2	0.0%
Other interest-bearing liabilities	226.1	13.7%	154.5	21.2%	298.5	26.7%	260.0	32.7%	543.3	15.2%
Total interest-bearing liabilities	53,029.9	15.7%	63,349.9	16.3%	67,594.3	16.7%	75,219.8	15.0%	84,801.3	12.4%

Non interest-bearing liabilities
Demand deposits (*)	23,656.5		22,650.6		23,781.8		26,586.1		30,224.8
Other non interest-bearing libilities & equity	21,229.8		24,405.1		25,389.3		27,298.6		32,751.4
Total non interest-bearing liab. & equity	44,886.3		47,055.7		49,171.1		53,884.7		62,976.2

Total Average Liabilities & Equity	97,916.2		110,405.6		116,765.4		129,104.5		147,777.5

Assets Performance		5,918.9		6,111.9		7,463.2		7,311.8		7,485.0
Liabilities Performance		2,094.2		2,570.1		2,804.3		2,836.1		2,652.4
Net Interest Margin (NIM)		3,824.7		3,541.8		4,658.9		4,475.6		4,832.6

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 4Q16, Banco Macro’s net fee income totaled Ps.1.5 billion, 10% or Ps.134.2 million higher than 3Q16, and 23% or Ps.284.1 million higher than 4Q15.

In the quarter, fee income increased 12% or Ps.247.8 million. Fee charges on debit and credit card and deposit accounts fees stand out, which increased 17% and 9% respectively. On a yearly basis, fee income increased 30% or Ps.535 million, having the same concepts stand out (33% and 31% increase, respectively).

5

4Q16 Earnings Release

In the quarter, total fee expenses grew 17% or Ps.113.6 million, having higher charges paid to debit/credit card brands and higher other fee expenses. On a yearly basis, fee expenses increased 48% or Ps.250.9 million, having similar concepts stand out (58% and 99% respectively).

In 2016, net fee income totaled, Ps.5.4 billion, 22% higher than in 2015.

NET FEE INCOME	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Fee charges on deposit accounts	992.1	1,026.4	1,081.3	1,192.4	1,296.1	3,561.2	4,596.2	29%
Debit and credit card fees	514.5	470.0	517.3	583.7	685.4	1,628.6	2,256.4	39%
Other fees related to foreign trade	29.8	38.8	30.5	32.1	33.4	100.6	134.8	34%
Credit-related fees	42.8	17.4	31.7	33.9	69.6	124.6	152.6	22%
Lease of safe-deposit boxes	26.6	26.7	27.1	31.0	35.1	95.6	119.9	25%
Other	167.1	158.6	174.9	187.0	188.3	604.8	708.8	17%
Total fee income	1,772.9	1,737.9	1,862.8	2,060.1	2,307.9	6,115.4	7,968.7	30%

Debit and Credit card expenses	241.6	283.5	287.8	343.3	380.8	773.9	1,295.4	67%
Turnover tax and municipal assessments	92.3	97.8	101.5	109.0	119.2	307.6	427.5	39%
Comission paid to lending agencies	76.5	76.4	75.9	56.2	47.3	209.3	255.8	22%
Foreign trade comissions	1.9	2.1	2.2	3.0	5.0	6.9	12.3	78%
Others	112.5	116.0	122.8	150.6	223.4	417.1	612.8	47%
Total fee expense	524.8	575.8	590.2	662.1	775.7	1,714.8	2,603.8	52%

Net fee income	1,248.1	1,162.1	1,272.6	1,398.0	1,532.2	4,400.6	5,364.9	22%

In 4Q16 Banco Macro’s administrative expenses reached Ps.2.8 billion, 8% or Ps.216.8 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 40% or Ps.811.1 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 4% or Ps.67.5 million QoQ, basically due to bonuses and other personnel benefits and increased 41% or Ps.488.6 million YoY.

In 2016, administrative expenses totaled Ps.10 billion, 38% higher than in 2015.

As of December 2016, the accumulated efficiency ratio reached 47.5%, compared to the 47% posted in 3Q16. Administrative expenses grew 39%, while net financial income and net fee income grew 38% as whole.

ADMINISTRATIVE EXPENSES	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Personnel expenses	1,195.4	1,245.6	1,492.9	1,616.5	1,684.0	4,324.1	6,039.0	40%
Directors & statutory auditors´fees	72.0	67.6	84.3	80.1	82.5	233.0	314.5	35%
Other professional fees	58.7	57.9	70.7	68.9	85.7	217.9	283.2	30%
Advertising & publicity	45.5	47.8	35.3	39.4	75.0	143.9	197.5	37%
Taxes	113.3	115.1	137.3	132.1	149.9	411.8	534.4	30%
Depreciation of equipment	45.0	46.4	49.5	52.6	56.6	170.6	205.1	20%
Amortization of organization costs	40.6	43.3	48.5	51.3	54.0	150.6	197.1	31%
Other operating expenses	273.5	318.7	332.2	362.6	386.4	1,008.3	1,399.9	39%
Other	159.7	178.5	186.3	194.5	240.7	565.7	800.0	41%
Total Administrative Expenses	2,003.7	2,120.9	2,437.0	2,598.0	2,814.8	7,225.9	9,970.7	38%

Total Employees	8,727	8,749	8,768	8,626	8,617	8,727	8,617	-1%
Branches	439	439	438	444	444	439	444	1%
Efficiency ratio	40.4%	47.9%	44.9%	48.4%	48.7%

Accumulated efficiency ratio	46.1%	47.9%	46.3%	47.0%	47.5%	46.1%	47.5%

6

4Q16 Earnings Release

In 4Q16, the Bank’s net other income/losses totaled a Ps.52.7 million loss, compared to the Ps.17.4 million gain registered in 3Q16. During this quarter, other expenses increased Ps.105.4 million (Ps.45 million for the Class A Subordinated Notes offering and other provisions for Ps.46.1 million), which were partially offset by an increase in other income for Ps.35.4 million, within which a provision recovery for Ps.36.3 million stand out.

In 2016, net other income/losses totaled Ps.117.2 million, Ps.150.2 million higher than in 2015.

NET OTHER INCOME/LOSSES	MACRO consolidated							Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	2015	2016	Annual

Other Income
Penalty interest	15.2	20.5	21.8	21.3	19.5	72.8	83.1	14%
Recovered loans and reversed allowances	44.7	39.9	55.0	49.2	85.5	151.8	229.6	51%
Other	37.4	78.8	109.3	48.4	49.3	184.6	285.8	55%
Total Other Income	97.3	139.2	186.1	118.9	154.3	409.2	598.5	46%

Other Expense
Charges for other receivables uncollectibility and other allowances	51.7	32.8	39.4	51.4	79.7	185.7	203.3	9%
Goodwill amortization	3.6	3.5	3.2	2.0	1.4	14.1	10.1	-28%
Other Expense	34.3	50.5	43.3	48.2	125.9	242.4	267.9	11%
Total Other Expense	89.6	86.8	85.9	101.6	207.0	442.2	481.3	9%

Net Other Income/Losses	7.7	52.3	100.2	17.4	-52.7	-33.0	117.2	-455%

In 2016, Banco Macro's effective income tax rate was 34.7%, compared to 33.2% in 2015.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.86.9 billion, increasing 14% or Ps.10.5 billion QoQ and 38% or Ps.24.0 billion YoY.

Within commercial loans, growth was driven by documents and mortgages loans, which grew 19% and 22% QoQ, respectively. Banco Macro continued supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 4Q16, Ps.5.5 billion loans have been accounted under this program, plus a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.3.3 billion, totaling together, Ps.8.8 billion. Total loans to the productive sector from Banco Macro represented 10% of our financing to the private sector.

The main growth in consumer loans was driven by credit card and personal loans which grew 16% and 9% QoQ, respectively.

As of 4Q16, Banco Macro´s market share over private sector loans, was 8.1%, 50bp higher than in 4Q15.

7

4Q16 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Overdrafts	4,707.9	4,478.3	7,679.9	8,943.5	8,837.7	-1%	88%
Discounted documents	6,550.2	5,401.8	7,449.4	9,406.4	11,198.9	19%	71%
Mortgages loans	3,508.5	3,286.3	3,179.4	3,409.6	4,158.6	22%	19%
Pledges loans	2,152.6	1,958.2	1,767.3	1,819.6	2,285.1	26%	6%
Personal loans	23,231.6	24,566.1	25,761.3	27,251.4	29,784.8	9%	28%
Credit Card loans	14,793.3	14,896.4	16,052.9	16,305.5	18,851.6	16%	27%
Others	7,078.5	6,868.4	7,910.4	8,230.5	10,465.8	27%	48%
Total loan portfolio	62,022.6	61,455.5	69,800.6	75,366.5	85,582.5	14%	38%

Financial trusts	429.9	794.2	520.9	715.7	954.7	33%	122%
Leasing	432.5	416.5	393.0	369.0	369.1	0%	-15%
Total financing to the private sector	62,885.0	62,666.2	70,714.5	76,451.2	86,906.3	14%	38%

Market share over loan portfolio	7.6%	7.4%	7.8%	8.0%	8.1%

Public Sector Assets

In 4Q16, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 3.7%, higher than the 3.4% posted in 3Q16 and the 5% posted in 4Q15.

In 4Q16, a 21% decrease in LEBACs position stands out.

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

LEBACs	8,303.0	12,433.6	12,220.5	20,259.3	15,964.3	-21%	92%
Other	4,507.4	4,541.6	5,068.2	3,593.6	4,205.4	17%	-7%
Government securities	12,810.4	16,975.2	17,288.7	23,852.9	20,169.7	-15%	57%
Guaranteed loans	465.2	522.0	586.4	662.2	717.6	8%	54%
Provincial loans	282.9	283.2	384.1	346.6	814.9	135%	188%
Government securities loans	0.0	5.9	0.0	0.0	0.0	0%	0%
Loans	748.1	811.1	970.5	1,008.8	1,532.5	52%	105%
Purchase of government bonds	32.1	32.1	35.3	35.9	37.0	3%	15%
Other receivables	32.1	32.1	35.3	35.9	37.0	3%	15%

TOTAL PUBLIC SECTOR ASSETS	13,590.6	17,818.4	18,294.5	24,897.6	21,739.2	-13%	60%

TOTAL PUBLIC SECTOR LIABILITIES	31.6	32.2	29.9	114.5	23.6	-79%	-25%

Net exposure	13,559.0	17,786.2	18,264.6	24,783.1	21,715.6	-12%	60%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	5,287.6	5,384.8	6,074.0	4,638.3	5,774.9	25%	9%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	5.0%	4.7%	4.9%	3.4%	3.7%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.111.9 billion in 4Q16, growing 10% or Ps.10.0 billion QoQ and 46% or Ps.35.4 billion YoY and representing 84% of the Bank’s total liabilities.

8

4Q16 Earnings Release

On a quarterly basis, private sector deposits increased 17% or Ps.15.0 billion while public sector deposits decreased 34% or Ps.5 billion. Within private sector deposits, an increase in foreign currency deposits of 36% or USD366.3 million was observed, while peso deposits increased 11% or Ps.8.0 billion QoQ.

The increase in private sector deposits was led by sight deposits, which grew 21% or Ps.8 billion QoQ. In addition, time deposits increased 3% or Ps.1.5 billion QoQ.

As of 4Q16, Banco Macro´s market share over private sector deposits, was 6.8%, 40bp higher than in 4Q15.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Public sector	9,588.4	9,197.9	10,548.6	14,531.6	9,552.2	-34%	0%

Financial sector	40.1	41.1	44.4	42.0	55.8	33%	39%

Private sector	66,893.1	74,533.0	80,346.8	87,326.3	102,331.7	17%	53%
Checking accounts	14,062.9	15,381.4	16,796.4	17,777.6	17,686.2	-1%	26%
Savings accounts	15,507.9	15,836.7	19,406.5	19,850.3	27,896.0	41%	80%
Time deposits	34,719.8	40,359.4	41,108.1	46,146.1	47,652.4	3%	37%
Other	2,602.5	2,955.5	3,035.8	3,552.3	9,097.1	156%	250%
Total	76,521.6	83,772.0	90,939.8	101,899.9	111,939.7	10%	46%

Pesos	66,046.4	71,307.6	76,789.6	86,045.1	88,640.4	3%	34%
Foreign Currency	10,475.2	12,464.4	14,150.2	15,854.8	23,299.3	47%	122%

Market share over private deposits	6.4%	6.7%	6.8%	7.0%	6.8%

Other sources of funds

In 4Q16, the total amount of other sources of funds increased 24% or Ps.5.9 billion compared to 3Q16, as a result of the issuance of the Class A Subordinated Notes due 2026 for USD400 million, and for a 8% or Ps.1.7 billion increase in the shareholder’s equity which was driven by 4Q16 positive results.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Central Bank of Argentina	12.9	10.3	10.6	7.1	8.4	18%	-35%
Banks and international institutions	98.6	29.7	42.6	38.6	129.9	237%	32%
Financing received from Argentine financial institutions	85.9	42.7	40.6	134.0	142.7	6%	66%
Subordinated corporate bonds	1,957.6	2,248.3	2,245.3	2,352.7	6,407.8	172%	227%
Non-subordinated corporate bonds	1,432.7	1,573.4	1,643.3	1,646.6	1,684.9	2%	18%
Shareholders´ equity	15,877.6	17,653.7	18,778.0	20,410.6	22,105.9	8%	39%
Total other source of funds	19,465.3	21,558.1	22,760.4	24,589.6	30,479.6	24%	57%

In 4Q16, Banco Macro’s average cost of funds reached 9.2%. This was mainly due to the decrease in the liabilities interest rate, and to Banco Macro’s transactional deposits, which represent approximately 45% of its total deposit base as of 4Q16. These accounts are low cost and are not sensitive to interest rate increases.

9

4Q16 Earnings Release

Liquid Assets

In 4Q16, the Bank’s liquid assets amounted to Ps.53.3 billion, showing an increase QoQ of 17% or Ps.7.8 billion on a yearly basis.

In 4Q16, Banco Macro experienced an increase in Cash of Ps.13.7 billion, and a decrease in LEBACS own portfolio of Ps.4.9 billion.

In 4Q16 Banco Macro’s liquid assets to total deposits ratio reached 47.6%.

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Cash	19,402.8	21,189.3	18,457.0	22,353.1	36,089.2	61%	86%
Guarantees for compensating chambers	1,541.4	1,877.6	1,934.1	2,031.1	2,094.0	3%	36%
Call	160.0	245.9	265.0	548.0	5.0	-99%	-97%
Reverse repos from other securities	3.5	272.3	16.2	-	-	0%	0%
Reverse repos from LEBAC/NOBAC	-	1,151.5	4,260.5	577.3	19.4	-97%	0%
LEBAC / NOBAC own portfolio	8,302.9	12,433.6	12,337.2	20,050.4	15,125.9	-25%	82%
Total	29,410.6	37,170.2	37,270.0	45,559.9	53,333.5	17%	81%

Liquid assets to total deposits	38.4%	44.4%	41.0%	44.7%	47.6%

Solvency

Banco Macro continued showing high solvency levels in 4Q16 with an integrated capital (RPC) of Ps.27.8 billion over a total capital requirement of Ps.10.3 billion. Banco Macro´s excess capital in 4Q16 was 171% or Ps.17.5 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 22.1% in 4Q16, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

10

4Q16 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Credit risk requirement	6,088.4	6,103.9	6,662.7	6,986.9	7,634.6	9%	25%
Market risk requirement	568.8	642.1	477.6	253.9	267.2	5%	-53%
Operational risk requirement	1,734.9	1,887.7	2,027.2	2,203.7	2,368.0	7%	36%
Total capital requirements	8,392.1	8,633.7	9,167.5	9,444.6	10,269.8	9%	22%

Ordinary Capital Level 1 (COn1)	14,892.6	16,948.4	17,796.9	19,571.0	21,258.3	9%	43%
Deductible concepts Level 1 (COn1)	-535.1	-526.7	-600.7	-638.6	-684.3	7%	28%
Aditional Capital Level 1 (CAn1)	321.0	275.1	275.1	275.1	0.0	-100%	-100%
Capital Level 2 (COn2)	629.2	626.5	709.7	765.1	7,217.9	843%	1047%
Integrated capital - RPC (i)	15,307.7	17,323.4	18,181.0	19,972.5	27,791.9	39%	82%

Risk-weighted assets - RWAc (ii)	73,636.8	73,793.0	80,791.8	84,777.6	92,647.2	9%	26%

Excess capital	6,915.6	8,689.7	9,013.5	10,528.0	17,522.1	66%	153%

Capitalization ratio [(i)/(ii)]	20.8%	23.5%	22.5%	23.6%	30.0%

Risk-weighted assets - RWA (iii)	104,900.9	105,699.0	112,168.3	115,513.4	125,593.1	9%	20%

Regulatory Capital ratio [(i)/(iii)]	14.6%	16.4%	16.2%	17.3%	22.1%

Ratio TIER 1 [Capital Level 1/RWA]	14.0%	15.8%	15.6%	16.6%	16.4%

RWAc -(ii): Risk Weighed Assets, just cosidering credit risk requirement.

RWA - (iii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 4Q16, Banco Macro’s non-performing to total financing ratio reached a level of 1.14%, lower than the 1.46% posted in 3Q16, and lower than the 1.52% posted in 4Q15.

The coverage ratio reached 176.51% in 4Q16.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Commercial portfolio	23,162.8	22,917.1	27,614.4	30,075.3	34,989.5	16%	51%
Non-performing	405.7	377.5	397.1	360.3	194.9	-46%	-52%
Consumer portfolio	43,516.7	44,506.9	48,165.3	50,485.1	56,613.1	12%	30%
Non-performing	605.0	654.0	754.0	817.8	853.6	4%	41%
Total portfolio	66,679.5	67,424.0	75,779.7	80,560.4	91,602.6	14%	37%
Non-performing	1,010.7	1,031.5	1,151.1	1,178.1	1,048.5	-11%	4%
Total non-performing/ Total portfolio	1.52%	1.53%	1.52%	1.46%	1.14%

Total allowances	1,526.6	1,562.4	1,732.5	1,827.8	1,850.7	1%	21%
Coverage ratio w/allowances	151.04%	151.47%	150.51%	155.15%	176.51%

11

4Q16 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	465.2	522.0	586.4	662.2	717.5	8%	54%
Private sector loans	1.0	0.7	0.8	1.1	3.3	200%	230%
Other loans	0.3	0.2	0.5	0.7	0.2	-71%	-33%
Total CER adjustable assets	466.5	522.9	587.7	664.0	721.0	9%	55%

CER adjustable LIABILITIES
Deposits (*)	0.3	0.4	0.9	35.7	48.7	36%	16133%
Other liabilities from financial intermediation	31.4	31.1	29.6	27.2	23.4	-14%	-25%
Total CER adjustable liabilities	31.7	31.5	30.5	62.9	72.1	15%	127%

NET CER EXPOSURE	434.8	491.4	557.2	601.1	648.9	8%	49%

(*) Includes Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Cash	10,102.6	12,521.0	9,955.9	9,254.3	21,394.9	131%	112%
Government and private securities	3,837.3	3,198.2	3,515.3	3,269.3	1,636.4	-50%	-57%
Loans	1,797.2	2,451.0	4,843.6	7,367.4	10,088.3	37%	461%
Other receivables from financial intermediation	539.7	632.6	759.4	833.4	524.1	-37%	-3%
Other assets	180.2	271.3	266.6	300.4	346.1	15%	92%
Total Assets	16,457.0	19,074.1	19,340.8	21,024.8	33,989.8	62%	107%
Deposits	10,475.3	12,464.2	14,150.2	15,854.8	23,299.4	47%	122%
Other liabilities from financial intermediation	928.5	1,303.0	1,108.8	844.7	1,142.5	35%	23%
Non-subordinated corporate bonds	1,432.7	1,573.4	1,643.2	1,646.5	1,684.9	2%	18%
Subordinated corporate bonds	1,957.6	2,248.3	2,245.3	2,352.7	6,407.8	172%	227%
Other liabilities	9.9	3.4	24.6	3.3	1.8	-45%	-82%
Total Liabilities	14,804.0	17,592.3	19,172.1	20,702.0	32,536.4	57%	120%

NET FX POSITION	1,653.0	1,481.8	168.7	322.8	1,453.4	350%	-12%

12

4Q16 Earnings Release

Relevant and Recent Events

•	Redemption of Subordinated Note 2036. In December 2016 the redemption option on Notes 2036 were exercised.

•	Cancelation Senior Note 2017. In February 2017, Senior Notes 2017 were completely paid (capital and interest).

•	Credit Line for Productive Financing and Financial Inclusion. As of December 2016, the Bank has satisfactorily fulfilled the quota for the second semester of 2016.

•	Local Private Shares Portfolio. As of January 2017, Banco Macro had sold the entire portfolio.

Regulatory Changes

•	Net Global Position (PGN). On December 23rd 2016, through Communication "A" 6128 of BCRA, the PGN limits were modified. The Central Bank decided that as January 1st 2017, Negative PGN, may not exceed 25% of RWA of the previous month (15% up to now), while Positive daily PGN may not exceed 25% of RWA or the Bank’s own liquid resources, both referring to the previous month, whichever is the less (15% up to now).

Business Strategy

•	Telecom Personal Deal. During December 2016 and together with Telecom Personal, Banco Macro launched a cell phone plan associated with banking account. It is exclusive for Banco Macro customers. It includes discounts, monthly installments and lower prices when acquiring new equipment.

•	Digital Banking. During December 2016 Banco Macro launched its mobile app, a key component of its Omni channel strategy, now offering the same technologies and platforms that its peers, giving customers a quick response to their needs.

•	Expansion Strategy. Between December 2016 and January 2017, a new branch in Villa Carlos Paz (Province of Córdoba) was inaugurated. Also, Banco Macro installed 31 extra ATMs in different locations of Argentina.

•	IT Investments. During 2016 Banco Macro invested heavily in IT systems (IBM Pure Data for Analytics) and micro segmentation tools and predictive models with the objective of offering its clients a better and faster response to their needs.

News

•	Price Winner. In November 2016 Banco Macro was awarded with the “Best Private Bank of the year” by Latin Finance magazine.

13

4Q16 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

ASSETS	104,952.0	115,697.7	127,981.1	136,780.4	154,999.0	13%	48%
Cash	19,402.8	21,189.3	18,457.0	22,353.1	36,089.2	61%	86%
Government and Private Securities	15,391.4	21,503.2	25,149.0	27,230.8	19,846.3	-27%	29%
-LEBAC/NOBAC	8,303.0	13,585.1	16,597.7	20,627.7	15,145.3	-27%	82%
-Other	7,088.4	7,918.1	8,551.3	6,603.1	4,701.0	-29%	-34%
Loans	62,332.4	62,148.3	70,918.6	76,870.5	87,973.0	14%	41%
to the non-financial government sector	748.1	805.2	970.5	1,008.8	1,532.5	52%	105%
to the financial sector	227.4	491.7	864.7	1,317.5	1,730.6	31%	661%
to the non-financial private sector and foreign residents	62,852.9	62,380.2	70,790.2	76,347.0	86,540.4	13%	38%
-Overdrafts	4,707.9	4,478.3	7,679.9	8,943.5	8,837.7	-1%	88%
-Documents	6,550.2	5,401.8	7,449.4	9,406.4	11,198.9	19%	71%
-Mortgage loans	3,508.5	3,286.3	3,179.4	3,409.6	4,158.6	22%	19%
-Pledge loans	2,152.6	1,958.2	1,767.3	1,819.6	2,285.1	26%	6%
-Personal loans	23,231.6	24,566.1	25,761.3	27,251.4	29,784.8	9%	28%
-Credit cards	14,793.3	14,896.4	16,052.9	16,305.5	18,851.6	16%	27%
-Other	7,078.5	6,868.4	7,910.4	8,230.5	10,465.8	27%	48%
-Accrued interest, adjustments, price differences receivables and unearned discount	830.3	924.7	989.6	980.5	957.9	-2%	15%
Allowances	-1,496.0	-1,528.8	-1,706.8	-1,802.8	-1,830.5	2%	22%
Other receivables from financial intermediation	3,295.3	5,996.4	8,342.8	4,899.6	5,313.6	8%	61%
Receivables from financial leases	433.9	417.6	396.4	369.7	370.2	0%	-15%
Investments in other companies	10.9	11.1	11.1	11.2	11.4	2%	5%
Other receivables	978.9	1,156.8	1,136.5	1,212.2	1,277.1	5%	30%
Other assets	3,106.4	3,275.0	3,569.7	3,833.3	4,118.2	7%	33%
LIABILITIES	89,075.9	98,045.5	109,203.1	116,369.8	132,893.1	14%	49%
Deposits	76,521.6	83,772.0	90,939.8	101,899.9	111,939.7	10%	46%
From the non-financial government sector	9,588.4	9,197.9	10,548.6	14,531.6	9,552.2	-34%	0%
From the financial sector	40.1	41.1	44.4	42.0	55.8	33%	39%
From the non-financial private sector and foreign residents	66,893.1	74,533.0	80,346.8	87,326.3	102,331.7	17%	53%
-Checking accounts	14,062.9	15,381.4	16,796.4	17,777.6	17,686.2	-1%	26%
-Savings accounts	15,507.9	15,836.7	19,406.5	19,850.3	27,896.0	41%	80%
-Time deposits	34,719.8	40,359.4	41,108.1	46,146.1	47,652.4	3%	37%
-Other	2,602.5	2,955.5	3,035.8	3,552.3	9,097.1	156%	250%
Other liabilities from financial intermediation	7,537.4	9,111.0	12,540.1	8,695.7	10,528.5	21%	40%
Subordinated corporate bonds	1,957.6	2,248.3	2,245.3	2,352.7	6,407.8	172%	227%
Other liabilities	3,059.3	2,914.2	3,477.9	3,421.5	4,017.1	17%	31%
SHAREHOLDERS' EQUITY	15,876.1	17,652.2	18,778.0	20,410.6	22,105.9	8%	39%

LIABILITIES + SHAREHOLDERS' EQUITY	104,952.0	115,697.7	127,981.1	136,780.4	154,999.0	13%	48%

14

4Q16 Earnings Release

ANNUAL BALANCE SHEET	Macro Consolidated			Variation
In MILLION $	2014	2015	2016	Annual

ASSETS	74,995.6	104,952.0	154,999.0	48%
Cash	15,434.2	19,402.8	36,089.2	86%
Government and Private Securities	10,312.5	15,391.4	19,846.3	29%
-LEBAC/NOBAC	5,729.9	8,303.0	15,145.3	82%
-Other	4,582.6	7,088.4	4,701.0	-34%
Loans	43,740.3	62,332.4	87,973.0	41%
to the non-financial government sector	604.4	748.1	1,532.5	105%
to the financial sector	213.9	227.4	1,730.6	661%
to the non-financial private sector and foreign residents	44,108.1	62,852.9	86,540.4	38%
-Overdrafts	3,385.6	4,707.9	8,837.7	88%
-Documents	4,627.4	6,550.2	11,198.9	71%
-Mortgage loans	2,466.1	3,508.5	4,158.6	19%
-Pledge loans	1,857.1	2,152.6	2,285.1	6%
-Personal loans	16,120.9	23,231.6	29,784.8	28%
-Credit cards	9,189.5	14,793.3	18,851.6	27%
-Other	5,835.2	7,078.5	10,465.8	48%
-Accrued interest, adjustments, price differences receivables and unearned discount	626.3	830.3	957.9	15%
Allowances	-1,186.1	-1,496.0	-1,830.5	22%
Other receivables from financial intermediation	2,349.1	3,295.3	5,313.6	61%
Receivables from financial leases	384.4	433.9	370.2	-15%
Investments in other companies	11.2	10.9	11.4	5%
Other receivables	605.4	978.9	1,277.1	30%
Other assets	2,158.5	3,106.4	4,118.2	33%
LIABILITIES	63,503.8	89,075.9	132,893.1	49%
Deposits	54,716.6	76,521.6	111,939.7	46%
From the non-financial government sector	8,570.1	9,588.4	9,552.2	0%
From the financial sector	38.7	40.1	55.8	39%
From the non-financial private sector and foreign residents	46,107.8	66,893.1	102,331.7	53%
-Checking accounts	11,896.3	14,062.9	17,686.2	26%
-Savings accounts	11,013.9	15,507.9	27,896.0	80%
-Time deposits	21,510.8	34,719.8	47,652.4	37%
-Other	1,686.8	2,602.5	9,097.1	250%
Other liabilities from financial intermediation	5,356.7	7,537.4	10,528.5	40%
Subordinated corporate bonds	1,287.3	1,957.6	6,407.8	227%
Other liabilities	2,143.2	3,059.3	4,017.1	31%
SHAREHOLDERS' EQUITY	11,491.8	15,876.1	22,105.9	39%

LIABILITIES + SHAREHOLDERS' EQUITY	74,995.6	104,952.0	154,999.0	48%

15

4Q16 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	4Q15	1Q15	2Q16	3Q16	4Q16	Quarterly	Annualy

Financial income	6,341.1	6,419.2	7,530.6	7,412.9	7,572.6	2%	19%
Interest on cash and due from banks	0.1	0.3	0.4	0.4	0.1	-75%	0%
Interest on loans to the financial sector	14.1	32.8	55.5	71.8	88.0	23%	524%
Interest on overdrafts	397.1	520.3	652.9	670.7	650.5	-3%	64%
Interest on documents	350.7	395.4	373.1	390.9	399.7	2%	14%
Interest on mortgage loans	169.4	184.9	184.5	183.8	176.6	-4%	4%
Interest on pledge loans	102.9	100.5	89.7	84.2	86.3	2%	-16%
Interest on credit card loans	737.7	919.3	1,012.6	977.9	1,041.1	6%	41%
Interest on financial leases	22.6	23.5	23.9	21.9	20.6	-6%	-9%
Interest on other loans	2,568.9	2,784.9	2,921.3	3,157.8	3,333.6	6%	30%
Income from government & private securities, net	1,465.2	1,015.6	2,015.7	1,608.5	1,583.0	-2%	8%
Interest on other receivables from fin. intermediation	0.5	1.2	1.4	2.0	1.6	-20%	220%
Income from Guaranteed Loans - Decree 1387/01	6.6	7.0	7.7	10.1	8.9	-12%	35%
CER adjustment	24.9	56.9	64.7	76.6	57.7	-25%	132%
CVS adjustment	0.3	0.2	0.2	0.2	0.2	0%	-33%
Difference in quoted prices of gold and foreign currency	379.2	258.8	70.8	100.4	86.9	-13%	-77%
Other	100.9	117.6	56.2	55.7	37.8	-32%	-63%
Financial expense	-2,630.3	-3,153.9	-3,375.7	-3,440.7	-3,330.5	-3%	27%
Interest on saving accounts	-20.8	-20.7	-22.9	-22.8	-23.5	3%	13%
Interest on time deposits	-2,003.8	-2,453.6	-2,676.6	-2,700.7	-2,452.8	-9%	22%
Interest on interfinancing received loans	-1.1	-1.0	-0.1	-0.7	-1.2	71%	9%
Interest on other financing from the financial institutions	0.0	-0.1	-0.2	-0.2	0.5	-350%	0%
Interest on subordinated bonds	-37.8	-53.6	-51.3	-55.1	-117.2	113%	210%
Other Interest	-0.6	-0.9	-1.4	-1.1	-0.8	-27%	33%
Interests on other liabilities from fin. intermediation	-26.4	-35.7	-34.9	-36.3	-38.9	7%	47%
CER adjustment	-0.9	-3.5	-2.7	-3.0	-2.9	-3%	222%
Contribution to Deposit Guarantee Fund	-117.1	-96.4	-35.5	-38.6	-44.5	15%	-62%
Other	-421.8	-488.4	-550.1	-582.2	-649.2	12%	54%
Net financial income	3,710.8	3,265.3	4,154.9	3,972.2	4,242.1	7%	14%
Provision for loan losses	-320.0	-178.2	-298.5	-242.4	-354.0	46%	11%

Fee income	1,772.9	1,737.9	1,862.8	2,060.1	2,307.9	12%	30%
Fee expense	-524.8	-575.8	-590.2	-662.1	-775.7	17%	48%
Net fee income	1,248.1	1,162.1	1,272.6	1,398.0	1,532.2	10%	23%

Administrative expenses	-2,003.7	-2,120.9	-2,437.0	-2,598.0	-2,814.8	8%	40%
Minority interest in subsidiaries	-9.8	-10.6	-14.7	-12.6	-16.7	33%	70%
Net other income	7.7	52.3	100.2	17.4	-52.7	-403%	-784%
Earnings before income tax	2,633.1	2,170.0	2,777.5	2,534.6	2,536.1	0%	-4%
Income tax	-666.2	-762.4	-972.2	-902.0	-840.8	-7%	26%

Net income	1,966.9	1,407.6	1,805.3	1,632.6	1,695.3	4%	-14%

16

4Q16 Earnings Release

ANNUAL INCOME STATEMENT	Macro Consolidated			Variation
In MILLION $	2014	2015	2016	Annual

Financial income	14,682.6	20,109.1	28,935.3	44%
Interest on cash and due from banks	0.1	0.2	1.2	500%
Interest on loans to the financial sector	64.3	88.0	248.1	182%
Interest on overdrafts	1,338.2	1,407.0	2,494.4	77%
Interest on documents	960.4	1,146.2	1,559.1	36%
Interest on mortgage loans	483.1	556.6	729.8	31%
Interest on pledge loans	274.3	385.0	360.7	-6%
Interest on credit card loans	1,930.1	2,646.1	3,950.9	49%
Interest on financial leases	76.3	81.7	89.9	10%
Interest on other loans	6,272.4	8,811.8	12,197.6	38%
Income from government & private securities, net	1,974.2	3,985.9	6,222.8	56%
Interest on other receivables from fin. intermediation	3.5	4.1	6.2	51%
Income from Guaranteed Loans - Decree 1387/01	40.2	25.1	33.7	34%
CER adjustment	78.3	58.5	255.9	337%
CVS adjustment	0.7	0.7	0.8	14%
Difference in quoted prices of gold and foreign currency	827.6	653.1	516.9	-21%
Other	358.9	259.1	267.3	3%
Financial expense	-6,582.5	-8,842.7	-13,300.8	50%
Interest on saving accounts	-0.5	0.0	0.0	0%
Interest on time deposits	-49.3	-68.2	-89.9	32%
Interest on interfinancing received loans	-5,137.2	-6,704.9	-10,283.7	53%
Interest on other financing from the financial institutions	-1.2	-7.0	-3.0	-57%
Interest on subordinated bonds	-120.4	-136.2	-277.2	104%
Other Interest	-3.1	-2.6	-4.2	62%
Interests on other liabilities from fin. intermediation	-91.7	-96.0	-145.8	52%
CER adjustment	-9.2	-4.6	-12.1	163%
Contribution to Deposit Guarantee Fund	-151.0	-418.4	-215.0	-49%
Other	-1,018.9	-1,404.8	-2,269.9	62%
Net financial income	8,100.1	11,266.4	15,634.5	39%
Provision for loan losses	-664.9	-877.1	-1,073.1	22%

Fee income	4,655.8	6,115.4	7,968.7	30%
Fee expense	-1,215.7	-1,714.8	-2,603.8	52%
Net fee income	3,440.1	4,400.6	5,364.9	22%

Administrative expenses	-5,498.9	-7,225.9	-9,970.7	38%
Minority interest in subsidiaries	-23.5	-35.4	-54.6	54%
Net other income	88.8	-33.0	117.2	-440%
Earnings before income tax	5,441.7	7,495.6	10,018.2	34%
Income tax	-1,962.2	-2,485.7	-3,477.4	40%

Net income	3,479.5	5,009.9	6,540.8	31%

17

4Q16 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	4Q15	1Q15	2Q16	3Q16	4Q16
Profitability & performance
Net interest margin (1)	19.6%	16.7%	20.7%	18.0%	17.7%
Net interest margin adjusted (2)	15.4%	15.2%	15.3%	15.0%	15.6%
Net fee income ratio	25.2%	26.2%	23.4%	26.0%	26.5%
Efficiency ratio	40.4%	47.9%	44.9%	48.4%	48.7%
Net fee income as a percentage of adm expenses	62.3%	54.8%	52.2%	53.8%	54.4%
Return on average assets	8.0%	5.1%	6.2%	5.0%	4.6%
Return on average equity	51.6%	33.4%	39.8%	32.6%	31.2%
Liquidity
Loans as a percentage of total deposits	83.4%	76.0%	79.9%	77.2%	80.2%
Liquid assets as a percentage of total deposits	38.4%	44.4%	41.0%	44.7%	47.6%
Capital
Total equity as a percentage of total assets	15.1%	15.3%	14.7%	14.9%	14.3%
Regulatory capital as % of APR	14.6%	16.4%	16.2%	17.3%	22.1%
Asset Quality
Allowances over total loans	2.3%	2.4%	2.4%	2.3%	2.0%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.5%	1.5%	1.1%
Coverage ratio w/allowances	151.0%	151.5%	150.5%	155.1%	176.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	4Q15	1Q15	2Q16	3Q16	4Q16
Profitability & performance
Net interest margin (1)	17.9%	16.7%	18.8%	18.5%	18.2%
Net interest margin adjusted (2)	15.6%	15.2%	15.3%	15.2%	15.3%
Net fee income ratio	28.1%	26.2%	24.7%	25.2%	25.5%
Efficiency ratio	46.1%	47.9%	46.3%	47.0%	47.5%
Net fee income as a percentage of adm expenses	60.9%	54.8%	53.4%	53.6%	53.8%
Return on average assets	5.8%	5.1%	5.7%	5.4%	5.2%
Return on average equity	37.2%	33.4%	36.7%	35.2%	34.1%
Liquidity
Loans as a percentage of total deposits	83.4%	76.0%	79.9%	77.2%	80.2%
Liquid assets as a percentage of total deposits	38.4%	44.4%	41.0%	44.7%	47.6%
Capital
Total equity as a percentage of total assets	15.1%	15.3%	14.7%	14.9%	14.3%
Regulatory capital as % of APR	14.6%	16.4%	16.2%	17.3%	22.1%
Asset Quality
Allowances over total loans	2.3%	2.4%	2.4%	2.3%	2.0%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.5%	1.5%	1.1%
Coverage ratio w/allowances	151.0%	151.5%	150.5%	155.1%	176.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

18

4Q16 Earnings Release

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	2014	2015	2016
Profitability & performance
Net interest margin (1)	15.7%	17.9%	18.2%
Net interest margin adjusted (2)	14.9%	15.6%	15.3%
Net fee income ratio	29.8%	28.1%	25.5%
Efficiency ratio	47.7%	46.1%	47.5%
Net fee income as a percentage of adm expenses	62.6%	60.9%	53.8%
Return on average assets	5.1%	5.8%	5.2%
Return on average equity	33.4%	37.2%	34.1%
Liquidity
Loans as a percentage of total deposits	82.1%	83.4%	80.2%
Liquid assets as a percentage of total deposits	40.6%	38.4%	47.6%
Capital
Total equity as a percentage of total assets	15.3%	15.1%	14.3%
Regulatory capital as % of APR	16.1%	14.6%	22.1%
Asset Quality
Allowances over total loans	2.6%	2.3%	2.0%
Non-performing financing as a percentage of total financing	1.9%	1.5%	1.1%
Coverage ratio w/allowances	135.3%	151.0%	176.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager